UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

2110 Powers Ferry Road, Suite 450, Atlanta, Georgia, USA, 30339

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date:	April 12, 2023	By:	/s/ Louis Schwartz
		Name:	Louis Schwartz
		Title:	President

EXHIBIT INDEX

99.1	News Release dated April 11, 2023